                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company LLC






                    Under the Securities Exchange Act of 1934

                       NORWOOD PROMOTIONAL PRODUCTS, INC.
                                (Name of Issuer)


                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                    669729105
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                November 10, 1998
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).




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--------------------                                         -------------------
CUSIP NO.  669729105              SCHEDULE 13D               Page 3 of 10 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DICLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER

                       0 shares
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0 shares
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH            0 shares
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD, IA, OO
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

PRELIMINARY NOTE

         The person filing this Amendment No. 1 is (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC dated February 10, 1998 ( the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 1 relates to the Common Stock, No par value (the "Common Stock"), of Norwood Promotional Products, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Texas, with its principal executive offices at 106 East 6th Street, Suite 300, Austin, Texas 78701.

         This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         This Amendment No. 1 is being filed because the filing person is no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act (the "Act") as a result of the disposition of its shares of Common Stock pursuant to a Merger between a wholly-owned subsidiary of FPK, LLC ("FPK") a limited liability company formed by Frank P. Krasovec, the Company's Chairman and Chief Executive Officer and Norwood Promotional Products, Inc. (the "Merger"). The Merger was approved by the Company's stockholders on August 19, 1998 and became effective on October 30, 1998. Under the terms of the Merger, each share of Common Stock of the Company has been converted into the right to receive $20.70 in cash.

         Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of the disposition of 252,781 shares of Common Stock tendered pursuant to the Merger, as of the date hereof, TBC does not beneficially own any shares of Common Stock.

         TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts.

         Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with any of TBC or any other person named in
Item 2 of the Statement, beneficially owns any shares of Common Stock.

         (b)      Not applicable.

         (c) During the sixty-day period ended as of the date hereof, transactions in Common Stock effected by TBC are set forth below:


 REPORTING                                     NO. OF SHARES         PRICE
  PERSON                          DATE              SOLD           PER SHARE

TBC Accounts                    09/28/98            265              $18 1/4
                                10/07/98            230              $17



         On November 9 and November 10, 1998, respectively, TBC tendered a total of 252,781 shares of Common Stock, pursuant to the terms of the Merger, whereas each share of Common Stock of the Company was converted into $20.70 in cash.

         (e) TBC ceased to be the beneficial owner of any of the shares of Common Stock on November 10, 1998.



                                    SIGNATURE


         Tweedy, Browne Company LLC, after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 1 is true, complete and correct.



                                        TWEEDY, BROWNE COMPANY LLC



                                        By  /s/ Christopher H. Browne
                                            -----------------------------------
                                            Christopher H. Browne
                                            Member















Dated: November 17, 1998